Exhibit 99.2

Codere Online Nasdaq: CDRO / CDROW Third Quarter 2023 Earnings November 15, 2023

Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose . This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful . Certain terms used throughout this Presentation are defined in the Defined Terms section included at the end of this Presentation . Forward - Looking Statements Certain statements in this Presentation may constitute “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S . A . and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this Presentation may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue ; any prospective and illustrative financial information ; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans . These forward - looking statements are based on information available as of the date of this Presentation and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties . Accordingly, forward - looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward - looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward - looking statements . There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Some factors that could cause actual results to differ include ( i ) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third - party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors . Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U . S . Securities and Exchange Commission (the “SEC”) . All subsequent written and oral forward - looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Disclaimer (cont.) Financial Information and Non - GAAP Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U . S . GAAP”) . This Presentation includes certain financial measures not presented in accordance with U . S . GAAP or IFRS (“non - GAAP”), such as, without limitation, net gaming revenue, Adj . EBITDA or EBITDA . These non - GAAP financial measures are not measures of financial performance in accordance with U . S . GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U . S . GAAP or IFRS . You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non - GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material . Codere Online believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Reconciliations of non - GAAP financial measures to their most directly comparable measure under IFRS are included herein . This presentaiton may include certain projections of non - GAAP financial measures . Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U . S . GAAP or IFRS financial measures without unreasonable effort, due to the inherent difficulty and variability of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such comparable measures or such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, ascertained or assessed, which could have a material impact on its future IFRS financial results . Consequently, no disclosure of estimated comparable U . S . GAAP or IFRS measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and Adjusted EBITDA . Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC . Preliminary Information This Presentation contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”) . The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm . This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online's independent auditors . Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information . During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material . Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this Presentation as a result of new information, future events or otherwise, except as otherwise required by law . The Preliminary Information may differ from actual results . Therefore, you should not place undue reliance upon this Preliminary Information . The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS . In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation . You are cautioned not to give undue weight to such industry and market data .

Aviv Sher CEO Today’s Presenters Oscar Iglesias CFO

Table of Contents 5 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

Corporate Overview

1. Codere Online At a Glance

Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. It is Nasdaq listed under symbol CDRO, and majority-owned by Codere Group.

2014	Codere Online launched operations in Spain
2018	Experienced and proven Israel-based digital management team hired to lead Codere Online's expansion
2021	Listed on Nasdaq after merging with US SPAC DD3 Acquisition Corp II, raising over $100 mm in proceeds
5 Core Markets	Currently operating in Spain, Mexico, Colombia, Panama and the City of Buenos Aires

39% growth	2021 – 2023E Net Gaming Revenue(1) CAGR(2)
30+ years	Codere Group retail track record in Latin American and European markets
€2.7 bn	Combined TAM of Codere Online Core Markets (Latam)(3)
€2.9 bn	Combined TAM of Codere Online Expansion Markets (Latam)(4)

The Latin American online sports betting and casino market remains in its early innings and is expected to represent the next wave of strategic focus for the global gaming industry.

Codere Online is well positioned to become a leading player throughout the region.

1. See page 26 for the definition of Net Gaming Revenue, which is a non-GAAP measure and page 25 for a reconciliation of this and other non-GAAP measures to their most comparable GAAP measures.
2. Figure reflects 2-year CAGR between €83.2 mm in 2021 and €160 mm (midpoint of the €155 - 165 mm) Net Gaming Revenue outlook for 2023.
3. Includes Mexico, Colombia, Panama and Argentina. Source: 2027 estimates based on H2GC 2026 projections as of May 2023, except Argentina which reflects Codere Online estimates.
4. Includes Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of Latam. Source: Codere Online estimates.

6

1. Q3 2023 Highlights 7 Corporate Overview Revenue Growth / Mix Portfolio KPIs (1) Cohort KPIs (1) Path to Profitability • Consolidated NGR of €43.2 mm in Q3 2023, +41% vs. Q3 2022 • 58% of our Q3 2023 NGR was generated from Casino and 42% from Sports Betting • ~124k Avg. Monthly Actives (+19%) vs. Q3 2022 mainly driven by Mexico (+38%) • Avg. Monthly Spend per Active of €116 (+19%) vs. Q3 2022 • ~230k new customer registrations with 69k First Time Deposits in Q3 2023 • 30% Conversion Rate and Cost per Acquisition of €200 1. See page 26 for the definition of all operating metrics and page 25 for reconciliations of non - GAAP measures. Breakeven Adj. EBITDA in Q3 2023 versus negative €12.8 mm in Q3 2022, marking a significant step towards achieving expected positive Adj. EBITDA and cash flow in 2024 Strong operating performance in Q3 2023 with Net Gaming Revenue (NGR) of €43 mm (41% above Q3 2022) Improved 2023 Outlook Based on the strong performance in the YTD period , we are increasing our 2023 outlook for NGR to €155 - 165 mm and Adj . EBITDA to negative €10 - 18 mm

Table of Contents 8 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

Financial Results (Unaudited)

2. Consolidated Net Gaming Revenue and Adj. EBITDA[1]

codere online

41% NGR increase in Q3 2023 primarily driven by Mexico and Spain resulting in breakeven Adj. EBITDA in the quarter

Figures in EUR mm

	Quarter				YTD				LTM			
	Q3-22	Q3-23	Var.	%	Q3-22	Q3-23	Var.	%	Q3-22	Q3-23	Var.	%
Net Gaming Revenue												
Spain	14.9	18.9	4.0	26.8%	42.2	54.9	12.7	30.1%	54.8	72.7	18.0	32.7%
Mexico	12.9	21.0	8.1	62.8%	34.8	56.6	21.8	62.6%	42.7	72.9	30.2	70.7%
Colombia	1.9	1.8	-0.2	-5.3%	5.6	6.2	0.6	10.7%	7.0	8.5	1.5	21.4%
Other[2]	0.9	1.5	0.7	66.7%	2.7	4.1	1.5	51.9%	2.9	5.4	2.4	86.2%
Total	**30.6**	**43.2**	**12.7**	**41.2%**	**85.2**	**121.8**	**36.6**	**43.0%**	**107.4**	**159.5**	**52.1**	**48.5%**
Adj. EBITDA												
Spain[3]	4.8	8.2	3.4	70.8%	10.9	19.9	8.9	82.6%	14.1	23.6	9.5	67.4%
Mexico	-8.1	-2.6	5.5	67.9%	-19.9	-6.3	13.6	68.3%	-23.9	-14.6	9.2	38.9%
Colombia[4]	-1.4	-0.1	1.4	92.9%	-5.7	-0.5	5.2	91.2%	-6.9	-2.8	4.2	59.4%
Other[2]	-2.8	-0.8	2.0	71.4%	-5.9	-3.4	2.6	42.4%	-7.0	-5.1	1.9	27.1%
B2C Adj. EBITDA	**-7.6**	**4.6**	**12.3**	**n.m.**	**-20.6**	**9.7**	**30.3**	**147.1%**	**-23.7**	**1.1**	**24.9**	**104.6%**
Undistributed B2B / HQ Opex[5]	-5.2	-4.6	0.6	11.5%	-15.9	-17.2	-1.3	-8.2%	-19.3	-23.3	-4.0	-20.7%
Adj. EBITDA[6]	**-12.8**	**0.0**	**12.9**	**100.0%**	**-36.5**	**-7.6**	**29.0**	**79.2%**	**-43.1**	**-22.2**	**20.9**	**48.5%**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 25 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. 2023 figures exclude the €0.5 mm impact of a retail withdrawal fraud (€0.3 mm in Q2-23 and €0.1 mm in Q3-23). Q3-23 LTM figure also excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021.
4. Q1-23 figure (included in the YTD and LTM figures) and 2022 figures are proforma for a reclassification of non-deductible VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA in Q1-23 and 2022, respectively.
5. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
6. Q3-23 quarterly, YTD and LTM figures exclude a €0.9 mm, €2.6 mm and €3.8 mm, respectively, non-cash provision related to the long term incentive plan for employees. Q3-22 YTD and LTM figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. Q3-22 LTM figures exclude €45.4 mm of non-recurring expenses. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

9

Financial Results (Unaudited)

2. Consolidated Income Statement(1)

codere online

Adj. EBITDA breakeven in the quarter versus on the back of higher revenues and lower investment in marketing

Figures in EUR mm

	Quarter				YTD				LTM			
	Q3-22	Q3-23	Var.	%	Q3-22	Q3-23	Var.	%	Q3-22	Q3-23	Var.	%
Consolidated Income Statement												
Net Gaming Revenue	30.6	43.2	12.7	41.2%	85.2	121.8	36.6	43.0%	107.4	159.5	52.1	48.5%
Marketing(2)	-24.3	-19.7	4.6	18.9%	-65.7	-58.6	7.0	10.8%	-80.5	-89.9	-9.4	-11.7%
Platform & Content(3)	-9.1	-10.0	-1.0	-9.9%	-26.9	-32.4	-5.5	-20.4%	-34.1	-41.7	-7.6	-22.3%
Gaming Taxes(4,5)	-5.2	-7.4	-2.2	-42.3%	-14.6	-21.1	-6.6	-44.5%	-17.9	-27.9	-10.0	-55.9%
Personnel	-3.1	-4.1	-1.0	-32.3%	-8.7	-11.3	-2.7	-29.9%	-11.0	-14.9	-3.9	-35.5%
Other(5)	-1.7	-2.0	-0.3	-17.6%	-5.9	-5.8	0.1	1.7%	-6.9	-7.3	-0.4	-5.8%
Adj. EBITDA(6)	**-12.8**	**0.0**	**12.9**	**100.0%**	**-36.5**	**-7.6**	**28.9**	**79.2%**	**-43.0**	**-22.2**	**20.8**	**48.4%**
Consolidated Income Statement (% of Net Gaming Revenue)												
Net Gaming Revenue	100.0%	100.0%	0.0		100.0%	100.0%	0.0		100.0%	100.0%	0.0	
Marketing(2)	-79.5%	-45.6%	33.9		-77.1%	-48.1%	28.9		-74.9%	-56.3%	18.6	
Platform & Content(3)	-29.6%	-23.1%	6.5		-31.6%	-26.6%	5.0		-31.7%	-26.2%	5.6	
Gaming Taxes(4,5)	-17.0%	-17.1%	-0.1		-17.1%	-17.4%	-0.3		-16.7%	-17.5%	-0.8	
Personnel	-10.2%	-9.5%	0.7		-10.2%	-9.3%	0.8		-10.2%	-9.3%	0.9	
Other(5)	-5.6%	-4.6%	1.0		-7.0%	-4.8%	2.2		-6.5%	-4.6%	1.9	
Adj. EBITDA(6)	**-41.9%**	**0.1%**	**42.0**		**-42.8%**	**-6.2%**	**36.6**		**-40.1%**	**-13.9%**	**26.1**	

1. Q3-22 LTM figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.
3. Includes payment service provider fees and sports streaming / data feeds.
4. Q3-23 LTM figure excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021.
5. Q1-23 figure (included in the YTD and LTM figures) and 2022 figures are proforma for a reclassification of non-deductible VAT in Colombia from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA in Q1-23 and 2022, respectively. 2023 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain (€0.3 mm in Q2-23 and €0.1 mm in Q3-23).
6. Q3-23 quarterly, YTD and LTM figures exclude a €0.9 mm, €2.6 mm and €3.8 mm, respectively, non-cash provision related to the long term incentive plan for employees. Q3-22 YTD and LTM figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. Q3-22 LTM figures exclude €45.4 mm of non-recurring expenses. Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

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172 159 155 154 204 148 200 179 161 179 200 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 EUR 2. Consolidated Financial and Operating Metrics (1) 11 Financial Results (Unaudited) 1. 2021 figures exclude .com business ( Greenplay ), which was sold on December 31, 2021. 2. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from repor ts prior to Q2 2022 which only included real money sports betting actives. 3. Increase in Consolidated CPA due to mix effect. Figures for Q2 - 22 and Q3 - 22 impacted by timing effect of certain marketing inves tments in Mexico. Net Gaming Revenue FTDs Cost per Acquisition (CPA) Avg. Monthly Actives (2) 20.5 20.7 19.8 22.2 25.5 29.2 30.6 37.7 39.5 39.1 43.2 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 EUR mm 52,888 57,588 53,094 64,359 78,024 84,868 86,252 121,991 79,804 69,444 69,156 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 # 82,697 81,435 78,017 92,233 101,823 104,614 104,311 141,760 123,902 125,785 124,470 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 # 41% NGR growth versus Q3 2022 on the back of a higher number of active customers and higher spend per customer 2021 Avg : €160 2022 Avg : €182 (3) 41% 11% 2023 Avg : €180 19% (1%) (20%) -

13.0 12.6 11.6 12.6 13.2 14.1 14.9 17.8 18.4 17.5 18.9 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 EUR mm 42,791 38,211 33,917 38,186 39,287 36,765 35,191 41,302 40,193 40,715 41,022 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 # 2. Spain Financial and Operating Metrics 12 Financial Results (Unaudited) Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) 27% Net Gaming Revenue growth in Q3 2023 driven by a higher number of active customers and higher spend per customer Net Gaming Revenue (LTM) 49.8 60.0 72.7 FY 2021 FY 2022 Q3-23 LTM EUR mm 38,276 38,137 40,808 FY 2021 FY 2022 Q3-23 LTM # Avg. Monthly Actives (1) (LTM) - 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from repor ts prior to Q2 2022 which only included real money sports betting actives. 20% 27% 8% 17% -

2. Mexico Financial and Operating Metrics 13 Financial Results (Unaudited) 6.4 6.4 7.1 7.9 10.0 11.9 12.9 16.3 17.6 18.0 21.0 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 EUR mm 25,304 22,259 23,153 26,281 33,382 32,253 37,414 50,775 49,556 49,652 51,759 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 # Q3 2023 Net Gaming Revenue grew 63% versus Q3 2022 driven by an increase in active customers and spend per customer Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) Net Gaming Revenue (LTM) Avg. Monthly Actives (1) (LTM) 27.9 51.1 72.9 FY 2021 FY 2022 Q3-23 LTM EUR mm 24,249 38,456 50,436 FY 2021 FY 2022 Q3-23 LTM # 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from repor ts prior to Q2 2022 which only included real money sports betting actives. 59% 83% 63% 17% 38% 4%

4.6 7.9 8.5 FY 2021 FY 2022 Q3-23 LTM EUR mm 2. Colombia Financial and Operating Metrics 14 Financial Results (Unaudited) 0.8 1.4 0.9 1.5 1.5 2.2 1.9 2.3 2.3 2.1 1.8 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 EUR mm 14,128 20,279 20,043 25,977 24,030 27,967 24,179 38,511 25,162 26,291 22,651 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 # 5% decline in Net Gaming Revenue driven by the lower active customers resulting from the significantly lower investment in ma rke ting Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) Net Gaming Revenue (LTM) Avg. Monthly Actives (1) (LTM) 20,107 28,672 28,154 FY 2021 FY 2022 Q3-23 LTM # 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from repor ts prior to Q2 2022 which only included real money sports betting actives. 43% 72% 63% 17% 38% 4% (5%) (17%) (6%) (14%)

Financial Results (Unaudited)

2. Consolidated Balance Sheet, NWC and Cash (30/09/23)

codere online

Approximately €43 mm in total cash of which €37 mm is available. Negative NWC position of €19 mm

Balance Sheet

Figures in EUR mm

Assets	
Cash & Equivalents	42.9
Financial Assets[1]	9.8
Accounts Receivable[2]	6.0
Taxes Receivable, Net	1.6
Current Assets	**60.2**
Deferred Tax Assets[3]	3.3
Intangible & Other Assets	0.2
Total Assets	63.8
Liabilities & Owners' Equity	
Customer Balances	8.7
Accounts Payable[2]	30.9
Accrued Wages	2.0
Public Warrant Liability	0.6
Total Liabilities	**42.2**
Owner's Equity	21.6
Total Liabilities & Owner's Equity	63.8

Net Working Capital (NWC)

Figures in EUR mm

Working Capital - Assets	22.9
Working Capital - Liabilities	41.6
Net Working Capital	-18.6
% Q3 2023 LTM NGR[4]	*-12%*
Working Capital - Assets	
Restricted Cash[5]	5.6
Financial Assets[1]	9.8
Accounts Receivable[2]	6.0
Taxes Receivable, Net	1.6
Total	**22.9**
Working Capital - Liabilities	
Customer Balances	8.7
Accounts Payable[2]	30.9
Accrued Wages	2.0
Total	**41.6**

Accounts Payable, Net

Figures in EUR mm

	A/P	(-) A/R	A/P, Net Actual	A/P, Net Adj.	A/P, Net PF
3rd Party	17.9	-0.4	17.5	0.0	17.5
Codere Group	13.0	-5.7	7.3	0.0	7.3
Total	30.9	-6.0	24.9	0.0	24.9
Codere Group					
Services Provided[6]	4.4	-0.0	4.4	0.0	4.4
Legal Reorganization[7]	5.6	-4.9	0.7	0.0	0.7
Sub-Total	**9.9**	**-4.9**	**5.0**	**0.0**	**5.0**
Retail Transactions[8]	3.1	-0.7	2.3	0.0	2.3
Total	**13.0**	**-5.7**	**7.3**	**0.0**	**7.3**

Cash & Equivalents

Figures in EUR mm, except where otherwise indicated

		USD mm			% Total
Available	37.3	39.5	Europe/Israel	28.4	66%
Restricted	5.6	5.9	Latam	14.5	34%
Total	**42.9**	**45.4**	**Total**	**42.9**	**100%**

1. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees).
2. Figure excludes certain related party amounts pursuant to the on-going legal reorganization in Argentina.
3. Figure includes a €1.8 mm deferred tax asset related to the activation of net operating losses in SEJO due to the Spanish tax consolidation perimeter in place since January 1, 2023 and €1.5 mm due to the long term incentive plan provisions (which are non-deductible for tax purposes).
4. Figure based on Q3 2023 LTM Net Gaming Revenue of €159.5 mm.
5. Figure reflects restricted customer balances as required by applicable local regulation in certain jurisdictions.
6. Figures reflects amounts due to Codere Group pursuant to platform, technology, affiliate and shared services provided by Codere Group to Codere Online.
7. Figures reflect amounts due to/from Codere Group related to on-going segregation of certain Latin American businesses pursuant to the Business Combination.
8. Figure reflects online customer deposit and withdrawal activity (as applicable) in Codere Group retail venues pursuant to the omnichannel strategy.

15

Financial Results (Unaudited)

3. Consolidated Cash Flow Statement

codere online

9M-23 Cash Flow Statement

Figures in EUR mm	9M-23
Net Income[1]	-2.1
Plus: Provision for CIT[2]	-2.7
Less: CIT Paid	-0.4
Plus: FX Impact on Cash[3]	1.2
Plus: D&A	0.1
Plus: Non-Cash Expenses/(Income)[4]	-3.2
Plus: Decr./(Incr.) in NWC	-3.3
Cash Flow from Operations	**-10.4**
Capital Expenditures	-0.1
Other	0.0
Cash Flow from Investing	**-0.1**
Other	0.0
Cash Flow from Financing	**0.0**
Period Cash Flow	**-10.5**
Available Cash	
Beginning of Period	49.0
Period Cash Flow	-10.5
Less: FX Impact on Cash[3]	-1.2
End of Period	**37.3**

Change in NWC – 9M-23 Cash Impact

Figures in EUR mm	Dec 2022	Sep 2023	Chg.
Working Capital - Assets	16.1	26.1	-10.1
Working Capital - Liabilities	39.7	44.8	5.1
Net Working Capital (BS)	**-23.6**	**-18.6**	**-5.0**
FX Impact[5]			1.7
Net Working Capital (CFS)			**-3.3**
Working Capital - Assets			
Restricted Cash	4.8	5.6	-0.7
Financial Assets	6.9	9.8	-2.9
Accounts Receivable	4.4	6.0	-1.7
Taxes Receivable	0.0	4.8	-4.8
Total	**16.1**	**26.1**	**-10.1**
Working Capital - Liabilities			
Customer Balances	7.4	8.7	1.3
Accounts Payable	27.0	30.9	3.9
Taxes Payable	3.4	3.2	-0.2
Accrued Wages	1.9	2.0	0.1
Total	**39.7**	**44.8**	**5.1**

1. Net Income includes a €2.6 mm non-cash provision related to the long term incentive plan for employees.
2. Figure reflects i) a reversal of €0.8 mm in 2022 Provision for CIT in Luxembourg, iii) a €1.8 mm benefit from the activation of net operating losses in SEJO, and iv) €0.1 mm in Provision for CIT in other jurisdictions.
3. Figure reflects the period unrealized exchange rate impact on cash balances which is included in Net Income and which in certain prior period reports was reported under cash flow from financing.
4. Reflects a €5.8 mm non-cash gain due to FX impact on intercompany transactions and a €0.7 mm gain on variation in fair value of public warrants partially offset by a €2.6 mm expense related to the long term share based incentive plan and €0.6 mm in other non-cash expenses.
5. Figure reflects both unrealized FX impact on working capital (assets and liabilities) and impact from inflation accounting (IAS 29) in Argentina.

16

Table of Contents 17 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

3. 2023 Net Gaming Revenue and Adj. EBITDA 2023 NGR outlook increased to €155 - 165 mm and Adj. EBITDA outlook of negative €10 - 18 mm, reflecting an expected +70% reduction in Adj. EBITDA losses in the year and on track to become Adj. EBITDA and cash flow positive for full year 2024. 18 2023 Outlook Outlook Historicals (1) 1. Figures exclude our .com business ( Greenplay ) sold on December 31, 2021. 2. Figure reflects growth rate versus €160 mm (midpoint of the updated €155 - 165 mm Net Gaming Revenue outlook for 2023). 48% 30% (2) 63.0 71.3 83.2 122.9 155 - 165 2019 2020 2021 2022 2023E Net Gaming Revenue (EUR mm) - 15.2 - 5.6 - 23.8 - 51.2 - 10 to - 18 2019 2020 2021 2022 2023E Adj. EBITDA (EUR mm)

Questions & Answers

Table of Contents 20 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

Appendix

4. Consolidated Net Gaming Revenue and Adj. EBITDA[1]

codere online

Net Gaming Revenue

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23
Spain	11.2	10.3	12.3	14.4	48.3	13.0	12.6	11.6	12.6	49.8	13.2	14.1	14.9	17.8	60.0	18.4	17.5	18.9
Mexico	4.5	3.1	5.6	7.0	20.2	6.4	6.4	7.1	7.9	27.9	10.0	11.9	12.9	16.3	51.1	17.6	18.0	21.0
Colombia	0.5	0.5	0.8	0.7	2.5	0.8	1.4	0.9	1.5	4.6	1.5	2.2	1.9	2.3	7.9	2.3	2.1	1.8
Other[2]	0.1	0.0	0.0	0.1	0.2	0.2	0.3	0.3	0.3	1.0	0.8	1.0	0.9	1.3	3.9	1.2	1.4	1.5
Total	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**	**39.1**	**43.2**

Adj. EBITDA

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23
Spain[3]	0.7	3.8	2.3	2.9	9.6	0.2	0.5	2.8	3.1	6.6	2.5	3.6	4.8	3.7	14.6	6.1	5.7	8.2
Mexico	-1.1	-1.0	-0.8	-1.6	-4.5	-1.8	-2.2	-3.5	-3.9	-11.4	-7.7	-4.1	-8.1	-8.3	-28.2	-2.0	-1.7	-2.6
Colombia[4]	-0.3	-0.1	-0.3	-0.4	-1.1	-0.7	-0.8	-1.0	-1.2	-3.8	-2.1	-2.2	-1.4	-2.2	-8.0	-0.3	-0.1	-0.1
Other[2]	0.1	-0.1	0.0	0.0	0.0	0.0	0.0	-0.5	-1.1	-1.6	-1.2	-1.9	-2.8	-1.7	-7.6	-1.1	-1.4	-0.8
B2C Adj. EBITDA	**-0.6**	**2.6**	**1.1**	**0.9**	**4.0**	**-2.3**	**-2.6**	**-2.2**	**-3.1**	**-10.2**	**-8.5**	**-4.5**	**-7.6**	**-8.6**	**-29.2**	**2.6**	**2.4**	**4.6**
Undistributed B2B / HQ Opex[5]	-2.5	-2.0	-2.4	-2.7	-9.6	-3.3	-3.3	-3.6	-3.5	-13.6	-5.0	-5.7	-5.2	-6.1	-22.0	-5.7	-6.9	-4.6
Adj. EBITDA[6]	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.4**	**-10.3**	**-12.8**	**-14.7**	**-51.2**	**-3.1**	**-4.5**	**0.0**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA for 2020 and 2021 exclude .com business (Greenplay), which was sold on December 31, 2021. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 25 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. 2023 figures exclude the €0.5 mm impact of a retail withdrawal fraud (€0.3 mm in Q2-23 and €0.1 mm in Q3-23). Q4-22 and FY-22 figures exclude a €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021.
4. Q1-23 figure and 2022 figures are proforma for a reclassification of non-deductible VAT from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA in Q1-23 and 2022, respectively.
5. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
6. Q3-23, Q2-23, Q1-23 and FY-22 figures exclude a €0.9 mm, €1.2 mm, €0.5 mm, and €3.4 mm, respectively, non-cash provision related to the long term incentive plan for employees. Q2-22 and FY-22 figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. FY-21 figures exclude €45.4 mm of non-recurring expenses incurred in Q4-21 (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses). Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

21

Appendix

4. Consolidated Income Statement[1]

Consolidated Income Statement

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23
Net Gaming Revenue	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**	**39.1**	**43.2**
Marketing[2]	-9.6	-5.8	-9.7	-12.0	-37.1	-13.4	-14.2	-12.0	-14.8	-54.4	-22.1	-19.3	-24.3	-31.2	-96.9	-19.8	-19.1	-19.7
Platform & Content[3]	-5.0	-3.7	-5.4	-5.9	-19.9	-6.6	-6.6	-7.4	-7.2	-27.8	-8.6	-9.2	-9.1	-9.3	-36.2	-10.7	-11.7	-10.0
Gaming Taxes[4,5]	-2.5	-2.0	-2.8	-3.5	-10.9	-3.3	-3.2	-3.2	-3.4	-13.1	-4.1	-5.2	-5.2	-6.8	-21.4	-6.9	-6.9	-7.4
Personnel	-1.7	-1.6	-1.6	-1.7	-6.6	-1.9	-1.9	-2.0	-2.4	-8.1	-2.7	-2.9	-3.1	-3.5	-12.2	-3.8	-3.5	-4.1
Other[5]	-0.6	-0.3	-0.6	-0.9	-2.4	-1.0	-0.7	-0.9	-1.0	-3.6	-1.4	-2.8	-1.7	-1.5	-7.4	-1.4	-2.4	-2.0
Adj. EBITDA[6]	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.4**	**-10.3**	**-12.8**	**-14.7**	**-51.2**	**-3.1**	**-4.5**	**0.0**

Consolidated Income Statement (% of Net Gaming Revenue)

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23	Q2-23	Q3-23
Net Gaming Revenue	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Marketing[2]	-59.0%	-41.6%	-51.6%	-54.0%	-52.1%	-65.6%	-68.5%	-60.7%	-66.6%	-65.4%	-86.5%	-66.2%	-79.5%	-82.9%	-78.8%	-50.3%	-48.8%	-45.6%
Platform & Content[3]	-30.5%	-26.7%	-28.4%	-26.4%	-27.9%	-32.1%	-31.9%	-37.4%	-32.5%	-33.4%	-33.8%	-31.6%	-29.6%	-24.7%	-29.5%	-27.1%	-29.9%	-23.1%
Gaming Taxes[4,5]	-15.3%	-14.7%	-15.0%	-15.8%	-15.3%	-15.9%	-15.5%	-16.4%	-15.2%	-15.7%	-16.2%	-17.9%	-17.0%	-18.0%	-17.4%	-17.4%	-17.6%	-17.1%
Personnel	-10.3%	-11.3%	-8.7%	-7.5%	-9.2%	-9.2%	-9.1%	-10.1%	-10.6%	-9.8%	-10.5%	-9.8%	-10.2%	-9.4%	-9.9%	-9.5%	-8.9%	-9.5%
Other[5]	-3.8%	-2.1%	-3.3%	-4.0%	-3.4%	-4.7%	-3.2%	-4.7%	-4.5%	-4.3%	-5.5%	-9.7%	-5.6%	-4.0%	-6.0%	-3.6%	-6.2%	-4.6%
Adj. EBITDA[6]	**-18.8%**	**3.6%**	**-7.0%**	**-7.8%**	**-7.9%**	**-27.5%**	**-28.3%**	**-29.3%**	**-29.4%**	**-28.6%**	**-52.6%**	**-35.3%**	**-41.9%**	**-38.9%**	**-41.6%**	**-7.9%**	**-11.5%**	**0.1%**

1. 2020 and 2021 figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.
3. Includes payment service provider fees and sports streaming / data feeds.
4. Q4-22 and FY-22 figures exclude a €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021;
5. Q1-23 figure and 2022 figures are proforma for a reclassification of non-deductible VAT in Colombia from CIT to Gaming Taxes and Other expenses, resulting in a €0.8 mm and €0.9 mm lower EBITDA in Q1-23 and 2022, respectively. 2023 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain (€0.3 mm in Q2-23 and €0.1 mm in Q3-23).
6. Q3-23, Q2-23, Q1-23 and FY-22 figures exclude a €0.9 mm, €1.2 mm, €0.5 mm, and €3.4 mm, respectively, non-cash provision related to the long term incentive plan for employees. Q2-22 and FY-22 figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. FY-21 figures exclude €45.4 mm of non-recurring expenses incurred in Q4-21 (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses). Since Q1-23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

22

Appendix

4. Regulatory Overview

	Regulator	Regulation / Launch Date[1]	# Licensed Operators[2]	Codere Online Launch Date	Codere Online License Expiry	Retail Requirements[3]	Effective Gaming Tax (% NGR 2022)
Latin America							
Mexico	Secretaria de Gobernacion (SEGOB)	2014 / 2016	18+	2016	May 2027 (LIFO License)	Yes	21%
Colombia	Coljuegos	2016 / 2017	17	2018	November 2025	No	23%
City of BA	Lotería de Buenos Aires (LOTBA)	2020 / 2021	10	2021	December 2026	No	15.4% (Statutory)[7]
Province of BA	Instituto Provincial de Loteria y Casinos (IPLYC)	2019 / 2021	7	2024E[4]	N.A.	No[5]	23.5% (Statutory)[8]
Province of Mendoza	Instituto Provincial de Juegos y Casinos (IPJC)	2022 / 2023	5	2024E	2033	No[6]	20.8% (Statutory)[9]
Panama	Junta de Control de Juego (JCJ)	Sports: 2002 / 2016 Casino: 2020 / 2020	3+	2017 (Sports Betting) 2022 (Casino)	December 2041	No	11%
Europe							
Spain	Dirección General de Ordenación del Juego (DGOJ)	2012 / 2012	78	2012	May 2032 (Extended in May 2022)	No	13%

1) Regulation for online sports betting and casino unless indicated otherwise.
2) As per the latest available public information and / or Codere Online estimates.
3) Retail license or operation required to operate online.
4) We expect to begin operations in 2024 subject to obtaining a license.
5) Partnership with a local operator required for international operators.
6) Retail presence not required but contributed additional points in the tender process.
7) Figure includes 10% gaming tax (% of NGR) and 6% gross revenue tax (% of NGR less gaming taxes).
8) Figure includes 10% gaming tax (% of NGR) and 15% gross revenue tax (% of NGR less gaming taxes).
9) Figure reflects expected tax structure including 10% gaming tax (% of NGR) and 12% gross revenue tax (% of NGR less gaming taxes).

23

4. Market Overview - Online B2C ( LatAm ) 24 Appendix (1) Figures reflect onshore (excl. lotteries) GGR as per H2GC. (2) Figures reflect estimated market size based on linear interpolation for all countries except for Mexico, Colombia, Panama and Re st of LatAm which are as per H2GC. (3) Figures reflect Codere Online estimates for all countries except Mexico, Colombia, Panama and Rest of Latam which reflect 2027 estimates based on H2GC 2027 projections as of May 2023. Codere Online’s Core Markets (Mexico, Colombia, Argentina and Panama) represented over 81% of the LatAm market in 2022 but will only represent approximately 49% by 2025 and 48% of the overall TAM (2027), with the potential regulation of gaming in Brazil, which alone is expected to represe nt one - third of the TAM in LatAm . Country 2022E (€mm) (1) % Total 2025E (€mm) (2) % Total 3Y CAGR TAM (€mm) (3) % Total Brazil 6 1% 1,342 32% 494% 1,879 33% Mexico 619 50% 958 23% 16% 1,175 21% Colombia 327 26% 607 15% 23% 777 14% Argentina 24 2% 439 11% 163% 615 11% Chile 47 4% 296 7% 85% 414 7% Peru - 0% 164 4% NM 230 4% Panama 41 3% 44 1% 2% 162 3% Puerto Rico 16 1% 86 2% 76% 120 2% Uruguay - 0% 55 1% NM 77 1% Rest of LatAm 160 13% 188 5% 6% 211 4% Grand Total 1,241 100% 4,181 100% 50% 5,660 100%

Appendix

4. Net Gaming Revenue and Adj. EBITDA Reconciliation

codere online

Figures in EUR mm

GAAP	2020	2021	2022	Q1-23	Q2-23[11]	Q3-23	9M-23
Accounting Revenue[1]	**70.5**	**80.3**	**115.7**	**37.6**	**37.0**	**41.1**	**115.7**
(-) Greenplay[2]	-1.2	-0.4	0.0	0.0	0.0	0.0	0.0
(+) Accounting Adjustments[3]	2.0	3.3	7.2	1.9	2.1	2.1	6.1
Net Gaming Revenue	**71.3**	**83.2**	**122.9**	**39.5**	**39.1**	**43.2**	**121.8**
Net Income (Loss)	**-16.3**	**-68.0**	**-45.9**	**-1.3**	**0.9**	**-1.8**	**-2.1**
(+/-) Provision for Corporate Income Tax[4]	1.5	1.0	1.6	0.1	-2.6	-0.3	-2.7
(+/-) Interest Expense / (Income)[5]	0.5	-4.0	-8.2	-2.4	-2.6	-4.9	-9.9
(+/-) Var. In Fair Value of Public Warrants[6]	0.0	0.0	-4.2	-0.4	0.0	-0.4	-0.7
(+) D&A	0.9	0.7	0.6	0.0	0.0	0.0	0.1
EBITDA[4]	**-13.4**	**-70.3**	**-56.2**	**-3.9**	**-4.1**	**-7.4**	**-15.4**
(+) Employee LTIP Expense	0.0	0.0	3.4	0.5	1.2	0.9	2.6
(+/-) Other Accounting Adjustments[7]	7.8	1.1	0.0	0.2	-1.9	6.3	4.7
Adj. EBITDA (Pre Non-Recurring Items)	**-5.6**	**-69.2**	**-52.7**	**-3.1**	**-4.8**	**-0.1**	**-8.1**
(+) Business Combination Transaction Expenses[8]	0.0	9.6	0.0	0.0	0.0	0.0	0.0
(+) IFRS 2 Impact[9]	0.0	35.8	0.0	0.0	0.0	0.0	0.0
(+) Other Non-Recurring Items[10]	0.0	0.0	1.5	0.0	0.3	0.1	0.5
Adj. EBITDA	**-5.6**	**-23.8**	**-51.2**	**-3.1**	**-4.5**	**0.0**	**-7.6**

1. 2021 figure differs from that included in our Q4 2021 earnings presentation where we excluded Greenplay's Accounting Revenue (see footnote 2).
2. Reflects Accounting Revenue from our former .com business, which we sold on December 31, 2021 and have excluded for comparability purposes. 2020 and 2021 figures differ from those included in our Q4 2021 earnings presentation as those reflected Greenplay's Net Gaming Revenue.
3. Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.
4. Q1-23 and 2022 figures are proforma for a reclassification of non-deductible VAT in Colombia from CIT to EBITDA, resulting in a €0.8 mm and €0.9 mm, respectively, lower Provision for CIT and corresponding decreases in EBITDA.
5. Figures include losses / (gains) from exchange rate variations and impact from the application of IAS 29 (Financial Reporting in Hyperinflationary Economies) in Argentina.
6. In our Annual Reports on form 20-F, variations in fair value of public warrants are included in EBITDA while in our management reporting they are included as interest income (i.e. no impact on EBITDA).
7. Figures primarily reflect costs related to a legacy affiliate program in Mexico, post-closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Codere Group companies and Codere Online companies). Since Q1-23, figure reflects the impact of inflation accounting (IAS 29) in Argentina which we exclude from our Adj. EBITDA.
8. Reflects fees and related expenses in connection with the merger with DD3 Acquisition Corp. II. 2021 figure differs from our Q4-21 earnings presentation as a portion of the business combination transaction costs that were supported by Codere Online's majority owner (Codere NewCo, S.A.) was ultimately accounted for as a capital increase thereby increasing the expense related to transaction costs (i.e. impact to income statement) in the applicable accounting period.
9. Reflects non-cash impact from the application of IFRS 2 (the difference in the fair value of shares and warrants issued to holders of DD3 Acquisition Corp. II Common Stock in excess of its net assets).
10. 2022 figures reflect the €0.7 mm cash impact from the cyber-related fraud incident and the €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; 2023 figures exclude the €0.5 mm impact of a retail withdrawal fraud in Spain (€0.3 mm in Q2-23 and €0.1 mm in Q3-23).
11. Q2-23 Net Income differs from previous reports given the inclusion of certain related party amounts pursuant to the on-going legal reorganization in Argentina which were previously excluded.

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4. Defined Terms 26 Appendix Avg. Monthly Actives : Average number of sports betting and casino customers who placed a real money bet (i.e. excludes free bets) in a given month. Avg. Monthly Spend per Active: Avg. Monthly Net Gaming Revenue (NGR) during a given period divided by Avg. Monthly Actives during the period. Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. Core Markets: Markets in which Codere Online is currently operating (Mexico, Colombia, Panama, City of Buenos Aires and Spain). Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. Direct Marketing Spend means the sum of all ATL Marketing Spend, BTL Marketing Spend and Omni - Channel Marketing Spend: • Above - the - Line (ATL) Marketing Spend means the sum of all discretionary investment in i ) traditional media channels (TV, radio, etc.) in an effort to reach a broader audience but with low frequency and ii) digital media channels (direct deals, programmatic advertising, influencers) to reach a narrower audience b ut with high frequency; priority is building brand awareness (which benefits medium/long - term acquisition, retention and player value) versus immediate acquisition. • Below - the - Line (BTL) Marketing Spend means the sum of all discretionary investment in i ) search engine management (i.e. paid search), ii) social media (Facebook, Instagram, Twitter, etc.) and iii) other targeted digital acquisition media; priority is more immediate acquisition than building brand awareness. • Omni - Channel Marketing Spend means the sum of all discretionary investment in advertising, campaigns and promotions taking place in Codere controlled reta il venues in furtherance of converting Codere retail customers into online customers (i.e. the omni - channel strategy). Expansion Markets: Currently regulated and unregulated markets in which Codere Online does not have an existing presence (Brazil, Chile, Peru, P ue rto Rico, Uruguay, and Argentina excluding City of Buenos Aires). First Time Deposits (FTD): New players who make a deposit for the first time during a given period. Gross Gaming Revenue (GGR): Gross value of wagers less player winnings. Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acq uis ition. Net Gaming Revenue (NGR): GGR less impact from player bonuses / promotional bets. Omni - channel Players: Existing Codere Group registered retail customers who are then converted to online. Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

For additional information, please contact: Codere Online Investor Relations ir@codereonline.com +34 91 354 28 00 codereonline.com